SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               _________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. 6)(1)

                                  ALICO, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  016230 10-4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JD Alexander
                           Atlantic Blue Trust, Inc.
                            122 East Tillman Avenue
                           Lake Wales, Florida 33853
                           Telephone: (863) 679-9595
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                         Charles W. Mulaney, Jr., Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

                                 April 28, 2006
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ?

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

--------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------

CUSIP No.   016230 10-4                   13D            Page  2  of  12 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              ATLANTIC BLUE TRUST, INC. (I.R.S. IDENTIFICATION NO. 57-1149984)
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |X|
                                                                     (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              OO, BK, WC
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              FL
-------------------------------------------------------------------------------
 NUMBER OF                      7      SOLE VOTING POWER
  SHARES                               0
BENEFICIALLY                   ------------------------------------------------
 OWNED BY
   EACH                         8      SHARED VOTING POWER
 REPORTING                             3,628,216 (See Item 5)
  PERSON                       ------------------------------------------------
   WITH
                                9      SOLE DISPOSITIVE POWER
                                       0
                               ------------------------------------------------

                                10     SHARED DISPOSITIVE POWER
                                       3,628,216 (See Item 5)
-------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,624,6341 (See Item 5)
-------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                 |_|

-------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              49% (See Item 5)
-------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No.  016230 10-4               13D                 Page  3  of  12 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              ALICO HOLDING, LLC (I.R.S. IDENTIFICATION NO. 47-0906752)
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                       (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              OO, BK, WC
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              NV
-------------------------------------------------------------------------------
 NUMBER OF                      7      SOLE VOTING POWER
  SHARES                               0
BENEFICIALLY                   ------------------------------------------------
 OWNED BY                       8      SHARED VOTING POWER
   EACH                                3,628,216 (See Item 5)
 REPORTING                     ------------------------------------------------
  PERSON
   WITH                         9      SOLE DISPOSITIVE POWER
                                        0
                               ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       3,628,216 (See Item 5)
-------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,628,216 (See Item 5)
-------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          |_|

-------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              49% (See Item 5)
-------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14        OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No.  016230 10-4                  13D              Page  4  of  12 Pages
-------------------------------------------------------------------------------

         This Amendment No. 6 (this "Amendment No. 6") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004, by Atlantic Blue Trust, Inc., a Florida corporation, and Alico Holding, LLC, a Nevada limited liability company, as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004, Amendment No. 2, filed on October 15, 2004, Amendment No. 3, filed on December 22, 2004, Amendment No. 4, filed on February 3, 2005 and Amendment No. 5, filed on March 22, 2005 (as amended, the "Schedule 13D"). Except as indicated in this Amendment No. 6, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background

         The second paragraph of Item 2 is amended and restated in its entirety as follows:

         (a) - (c), (f) The name and place of organization of each Reporting Person is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a "Disclosed Party" and collectively, the "Disclosed Parties") is set forth on Schedules 2-A and 2-B hereto. To the knowledge of the Reporting Persons, each of the Disclosed Parties is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Consideration.

         Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

         Between September 2005 and April 28, 2006, Holding purchased 134,439 shares of Common Stock through open market transactions for an aggregate purchase price of $6,283,212 (excluding brokerage commissions). The source of funds for such purchases was working capital and borrowings under the Commercial Note, dated October 4, 2004, by ABT, Tri-County Grove, LLC, Blue Head Ranch, LLC, and Holding, as borrowers (the "Borrowers"), in favor of SunTrust Bank, as lender (the "Commercial Note"). The Commercial Note provides for a $10,000,000 revolving line of credit. Borrowings under the Commercial Note bear interest at Sun Trust Bank's LIBOR rate plus 1.00%. The Commercial
Note is available for business, commercial and investment purposes, including additional purchases of Common Stock. The Commercial Note terminates on April 5, 2008. As of April 28, 2006, an aggregate of $3,874,000 was outstanding under the Commercial Note.

         On April 28, 2006, SunTrust Bank and the Borrowers entered into a commitment letter that provides for increasing the revolving line of credit from $10,000,000 to $20,000,000. Following the increase in the revolving line of credit, borrowings under the Commercial Note will bear interest at SunTrust Bank's LIBOR rate plus 1.15%.

Item 5.  Interest in Securities of the Issuer.

         Subsections (a) and (c) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) According to the Issuer's quarterly report on Form 10-Q for the quarterly period ended February 28, 2006, as filed with the Securities and Exchange Commission on April 10, 2006, there were 7,367,369 shares of Common Stock issued and outstanding as of April 7, 2006. As of April 28, 2006, the Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,628,216 shares of Common Stock (representing approximately 49% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

-------------------------------------------------------------------------------

CUSIP No.  016230 10-4                  13D              Page  5  of  12 Pages
-------------------------------------------------------------------------------


         (c) Schedule 5-C attached hereto sets forth all transactions in Common Stock during the 60 day period ending April 28, 2006 by the Reporting Persons. All such transactions were purchases by Holding through open market transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

         Five hundred thousand shares of Common Stock are pledged to SunTrust Bank in connection with the Commercial Note. In connection with the increase in the revolving line of credit from $10,000,000 to $20,000,000 as described above, an additional 100,000 shares of Common Stock will be pledged to SunTrust Bank.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of Item 7:

         99.6 Commercial Note, dated October 4, 2004, by Atlantic Blue Trust, Inc., Tri-County Grove, LLC, Blue Head Ranch, LLC, and Alico Holding LLC, as borrowers, in favor of SunTrust Bank, as lender.

-------------------------------------------------------------------------------

CUSIP No.  016230 10-4                  13D              Page  6  of  12 Pages
-------------------------------------------------------------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2006

                                            ATLANTIC BLUE TRUST, INC.


                                            By: /s/ JD Alexander
                                               --------------------------------
                                               Name:  JD Alexander
                                               Title: President and Chief
                                                      Executive Officer


                                            ALICO HOLDING, LLC


                                            By: /s/ JD Alexander
                                               --------------------------------
                                               Name:  JD Alexander
                                               Title: Manager

-------------------------------------------------------------------------------

CUSIP No.  016230 10-4                  13D                 Page 7 of 12 Pages

-------------------------------------------------------------------------------

                                                                   SCHEDULE 2-A


                           ATLANTIC BLUE TRUST, INC.

                        Directors and Executive Officers


The name, present principal occupation, and business address of each director and executive officer of Atlantic Blue Trust, Inc. are set forth below.


       Name                  Principal Occupation                               Business Address
       ----                  --------------------                               ----------------

JD Alexander       President, Atlantic Blue Trust, Inc.      122 East Tillman Avenue Lake Wales, Florida 33853
Laura Grace        Educator                                  122 East Tillman Avenue Lake Wales, Florida 33853
Alexander

John Doxsie        President, United Sugars Corporation      7401 Metro Blvd, Suite 350
                                                             Edina, MN 55439

Cliff Hinkle       Chairman of the Board and CEO, Flager     111 S. Monroe Street, Suite 2000B
                   Holdings, Inc.                            Tallahassee, FL  32301

Nancy Linnan       Managing Shareholder, Carlton Fields,     215 S. Monroe Street,  Suite 500
                   P.A.                                      Tallahassee, FL  32301-1866

Byron G. Matteson  Manager of Employee Staffing Services     205 North Scenic Highway Suite 100 Frostproof,
                   Company                                   Florida 33843

Cynthia Matteson   Director, Atlantic Blue Trust, Inc.       122 East Tillman Avenue Lake Wales, Florida 33853

Rebecca Milligan   Student                                   116 St. Lawrence Avenue, Worthing,
                                                             West Sussex  BN14 7JL  ENGLAND

James Seneff       Chairman of the Board and CEO, CNL        450 S. Orange Avenue
                   Financial Group, Inc.                     Orlando, FL  32801

Robert Viguet      Partner, Thompson Knight LLP              333 Clay Street,  Suite 3300
                                                             Houston, TX  77002

Yvonne Bunce       Corporate Secretary, Atlantic Blue        122 East Tillman Avenue Lake Wales, Florida 33853
                   Trust, Inc.

Kevin O'Leary      Treasurer, Atlantic Blue Trust, Inc.      122 East Tillman Avenue Lake Wales, Florida 33853

Lisa Jensen        Chief Operating Officer, Atlantic Blue    122 East Tillman Avenue Lake Wales, Florida 33853
                   Trust, Inc.


                                                             Page 8 of 12 Pages


                                                                   SCHEDULE 2-B


                               ALICO HOLDING, LLC

                                    Managers


The name, present principal occupation, and business address of each manager of Alico Holding, LLC are set forth below.


        Name                Principal Occupation                 Business Address
        ----                --------------------                 ----------------

Kristine Eppes       Office Manager                           2215-B Renaissance Drive
                                                              Suite 5
                                                              Las Vegas, Nevada  89119

JD Alexander         President, Atlantic Blue Trust, Inc.     122 East Tillman Avenue Lake Wales, Florida 33853

Yvonne Bunce         Corporate Secretary, Atlantic Blue       122 East Tillman Avenue Lake Wales, Florida 33853
                     Trust, Inc.

Kevin O'Leary        Controller, Atlantic Blue Trust, Inc.    122 East Tillman Avenue Lake Wales, Florida 33853


                                                             Page 9 of 12 Pages
                                                                   SCHEDULE 5-C

-------------------------------------------
                     Securities Acquired
  Transaction        ----------------------
     Date            Amount       Price
-------------------------------------------
        2/28/2006         445   $45.1900
-------------------------------------------
        2/28/2006         100   $45.2300
-------------------------------------------
        2/28/2006         169   $45.3000
-------------------------------------------
        2/28/2006          47   $45.4300
-------------------------------------------
        2/28/2006         928   $45.6000
-------------------------------------------
         3/1/2006         200   $45.5000
-------------------------------------------
         3/1/2006         100   $45.5300
-------------------------------------------
         3/1/2006         100   $45.5600
-------------------------------------------
         3/1/2006         105   $45.6200
-------------------------------------------
         3/1/2006         295   $45.7000
-------------------------------------------
         3/1/2006         100   $45.7200
-------------------------------------------
         3/1/2006         198   $45.7400
-------------------------------------------
         3/1/2006          91   $45.7500
-------------------------------------------
         3/1/2006         500   $45.7900
-------------------------------------------
         3/2/2006          57   $44.9800
-------------------------------------------
         3/2/2006         300   $45.0000
-------------------------------------------
         3/2/2006         343   $45.1500
-------------------------------------------
         3/2/2006         300   $45.2000
-------------------------------------------
         3/2/2006         100   $45.2900
-------------------------------------------
         3/2/2006         289   $45.3300
-------------------------------------------
         3/2/2006         300   $45.5300
-------------------------------------------
         3/3/2006         200   $44.9500
-------------------------------------------
         3/3/2006         100   $44.9600
-------------------------------------------
         3/3/2006          97   $45.0000
-------------------------------------------
         3/3/2006           3   $45.0300
-------------------------------------------
         3/3/2006          50   $45.1000
-------------------------------------------
         3/3/2006         200   $45.2600
-------------------------------------------
         3/3/2006         239   $45.2900
-------------------------------------------
         3/3/2006         800   $45.6000
-------------------------------------------
         3/6/2006         666   $44.8100
-------------------------------------------
         3/6/2006         150   $44.8200
-------------------------------------------
         3/6/2006         150   $44.8300
-------------------------------------------
         3/6/2006         100   $44.8800
-------------------------------------------
         3/6/2006          97   $44.9500
-------------------------------------------
         3/6/2006           3   $44.9600
-------------------------------------------
         3/6/2006         500   $45.0000
-------------------------------------------
         3/7/2006         266   $44.8200
-------------------------------------------
         3/7/2006         633   $44.8500
-------------------------------------------
         3/7/2006         261   $44.8800
-------------------------------------------
         3/7/2006         100   $44.9100
-------------------------------------------
         3/7/2006         100   $45.1300
-------------------------------------------
         3/7/2006         500   $45.1400
------------------ ----------- ------------

                                                            Page 10 of 12 Pages

-------------------------------------------
         3/8/2006         250   $44.9400
-------------------------------------------
         3/8/2006         100   $44.9500
-------------------------------------------
         3/8/2006         100   $45.0000
-------------------------------------------
         3/8/2006       1,066   $45.0900
-------------------------------------------
         3/9/2006         422   $44.8000
-------------------------------------------
         3/9/2006         200   $44.8200
-------------------------------------------
         3/9/2006         466   $44.8700
-------------------------------------------
         3/9/2006         700   $44.8800
-------------------------------------------
         3/9/2006         100   $44.9700
-------------------------------------------
        3/10/2006         100   $44.2200
-------------------------------------------
        3/10/2006         366   $44.3500
-------------------------------------------
        4/11/2006          68   $44.8000
-------------------------------------------
        4/11/2006         605   $45.0000
-------------------------------------------
        4/11/2006         601   $45.0400
-------------------------------------------
        4/11/2006         300   $45.0700
-------------------------------------------
        4/11/2006       1,787   $45.0800
-------------------------------------------
        4/11/2006         812   $45.1000
-------------------------------------------
        4/12/2006           3   $45.1400
-------------------------------------------
        4/12/2006         400   $45.2200
-------------------------------------------
        4/12/2006          99   $45.2400
-------------------------------------------
        4/12/2006         201   $45.2700
-------------------------------------------
        4/12/2006       1,500   $45.2800
-------------------------------------------
        4/12/2006         700   $45.3000
-------------------------------------------
        4/12/2006       1,697   $45.3100
-------------------------------------------
        4/13/2006         272   $44.8700
-------------------------------------------
        4/13/2006         200   $44.9900
-------------------------------------------
        4/13/2006         100   $45.0000
-------------------------------------------
        4/13/2006         328   $45.0400
-------------------------------------------
        4/13/2006         200   $45.0500
-------------------------------------------
        4/13/2006         900   $45.1300
-------------------------------------------
        4/13/2006       1,704   $45.1400
-------------------------------------------
        4/13/2006         696   $45.1500
-------------------------------------------
        4/13/2006         200   $45.1600
-------------------------------------------
        4/17/2006         150   $45.0900
-------------------------------------------
        4/17/2006         100   $45.1000
-------------------------------------------
        4/17/2006         100   $45.1500
-------------------------------------------
        4/17/2006          29   $45.1700
-------------------------------------------
        4/17/2006          71   $45.1800
-------------------------------------------
        4/17/2006         200   $45.1900
-------------------------------------------
        4/17/2006         100   $45.2000
-------------------------------------------
        4/17/2006         200   $45.2200
-------------------------------------------
        4/17/2006         200   $45.2400
-------------------------------------------
        4/17/2006       1,450   $45.2500
-------------------------------------------
        4/17/2006         200   $45.2900
-------------------------------------------
        4/17/2006         100   $45.3000
-------------------------------------------

                                                            Page 11 of 12 Pages

-------------------------------------------
        4/18/2006         600   $45.3500
-------------------------------------------
        4/18/2006         100   $45.3800
-------------------------------------------
        4/18/2006         400   $45.4000
-------------------------------------------
        4/18/2006       1,100   $45.4300
-------------------------------------------
        4/18/2006         500   $45.4500
-------------------------------------------
        4/18/2006          94   $45.4900
-------------------------------------------
        4/18/2006         106   $45.5000
-------------------------------------------
        4/19/2006         400   $45.3400
-------------------------------------------
        4/19/2006          93   $45.3500
-------------------------------------------
        4/19/2006         627   $45.4500
-------------------------------------------
        4/19/2006         100   $45.5000
-------------------------------------------
        4/19/2006         307   $45.5400
-------------------------------------------
        4/19/2006         700   $45.6000
-------------------------------------------
        4/19/2006         173   $45.6500
-------------------------------------------
        4/19/2006         300   $45.7000
-------------------------------------------
        4/19/2006         200   $45.7900
-------------------------------------------
        4/20/2006         100   $45.6900
-------------------------------------------
        4/20/2006          12   $45.7000
-------------------------------------------
        4/20/2006         588   $45.7300
-------------------------------------------
        4/20/2006         228   $45.8000
-------------------------------------------
        4/20/2006         500   $45.8100
-------------------------------------------
        4/20/2006         672   $45.9000
-------------------------------------------
        4/20/2006         100   $45.9100
-------------------------------------------
        4/20/2006         700   $45.9500
-------------------------------------------
        4/21/2006         376   $46.0000
-------------------------------------------
        4/24/2006         200   $47.3700
-------------------------------------------
        4/24/2006         200   $47.3800
-------------------------------------------
        4/24/2006         400   $47.4700
-------------------------------------------
        4/24/2006         300   $47.5000
-------------------------------------------
        4/24/2006         600   $47.5200
-------------------------------------------
        4/24/2006         235   $47.5300
-------------------------------------------
        4/24/2006         300   $47.5500
-------------------------------------------
        4/24/2006         100   $47.6900
-------------------------------------------
        4/24/2006         200   $47.8000
-------------------------------------------
        4/24/2006         400   $47.8100
-------------------------------------------
        4/24/2006         600   $47.8700
-------------------------------------------
        4/24/2006          99   $47.9500
-------------------------------------------
        4/24/2006         100   $47.9600
-------------------------------------------
        4/24/2006         200   $48.0000
-------------------------------------------
        4/25/2006         235   $48.5000
-------------------------------------------
        4/25/2006         149   $48.5700
-------------------------------------------
        4/25/2006         100   $48.6000
-------------------------------------------
        4/25/2006         122   $48.7000
-------------------------------------------
        4/25/2006         929   $48.7600
-------------------------------------------
        4/25/2006         300   $48.8200
-------------------------------------------

                                                            Page 12 of 12 Pages

-------------------------------------------
        4/25/2006         400   $48.9700
-------------------------------------------
        4/25/2006         700   $49.0000
-------------------------------------------
        4/27/2006          86   $48.9200
-------------------------------------------
        4/27/2006       1,080   $48.9300
-------------------------------------------
        4/27/2006         100   $48.9400
-------------------------------------------
        4/27/2006         139   $49.0100
-------------------------------------------
        4/27/2006         100   $49.2200
-------------------------------------------
        4/27/2006         223   $49.2300
-------------------------------------------
        4/27/2006         100   $49.4200
-------------------------------------------
        4/28/2006         200   $48.7300
-------------------------------------------
        4/28/2006         100   $48.9900
-------------------------------------------
        4/28/2006         100   $49.3400
-------------------------------------------
        4/28/2006         200   $49.4400
-------------------------------------------
        4/28/2006         100   $49.4600
-------------------------------------------
        4/28/2006         100   $49.4800
-------------------------------------------
        4/28/2006         335   $49.5000
-------------------------------------------
        4/28/2006         242   $49.5100
-------------------------------------------
        4/28/2006         200   $49.5900
-------------------------------------------
        4/28/2006         300   $49.6000
-------------------------------------------
        4/28/2006         255   $49.6500
-------------------------------------------
        4/28/2006         100   $49.6700
-------------------------------------------
        4/28/2006         300   $49.6900
-------------------------------------------
        4/28/2006         100   $49.7500
-------------------------------------------
        4/28/2006         500   $49.7700
-------------------------------------------
        4/28/2006         250   $49.7800
-------------------------------------------
        4/28/2006         200   $49.8000
-------------------------------------------